May 9, 2014
Via EDGAR and Facsimile
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn: Ms. Mara L. Ransom
  Assistant Director

 RE: USA Synthetic Fuel Corporation
 Registration Statement on Form S-3
 Filed February 25, 2014
 File No. 333-194116

Dear Ms. Ransom:

We are responding to the comments set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 19, 2014 related to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) of USA Synthetic Fuel Corporation (the “Company”).

The numbered paragraphs and headings below correspond to the headings set forth in the comment letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. Capitalized terms used in this letter but not defined herein have the meanings given to such terms in the Form S-3.

Registration Statement on Form S-3

General

1.
Please provide us with a detailed legal analysis as to why you believe you are eligible to register the proposed offerings on Form S-3. In this regard, if you believe you can rely on General Instruction I.B.1 to Form S-3, please show us how you determined that the aggregate market value of the voting and non-voting common equity held by your non-affiliates was $75 million or more. Similarly, if you believe you can rely on General Instruction I.B.6 to Form S-3, please clarify for us why you believe you have at least one class of common equity securities listed and registered on a national securities exchange. If you determine that you are not eligible to register the proposed offerings on Form S-3 but wish to continue with them, please amend the registration statement to switch to Form S-1 and modify the terms of the offerings and your disclosure accordingly. Please note that we may have additional comments after reviewing your response and any amendment to your registration statement.

Response:

The Company meets the registrant eligibility requirements set forth in General Instruction I.A to Form S-3.  Specifically:  (i) it is a Delaware corporation; (ii) it has been registered under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”) for more than one year (since 2010); (iii) it has been subject to the requirements of Section 12 of the Exchange Act and has timely filed all the material required to be filed pursuant to Section 13, 14 or 15(d) of the Exchange Act since February 25, 2013; (iv) it has not failed to pay any dividend or sinking fund installment on preferred stock or defaulted on any installment or installments on indebtedness for borrowed money or on any rental on one or more long term leases since December 31, 2013; and (v) it has filed with the Commission all required electronic filings and submitted electronically to the Commission and posted on its website all Interactive Data Files required to be submitted and posted since February 25, 2013.

We believe the Company is eligible to file Form S-3 for a primary offering pursuant to General Instruction I.B.1 based on the following calculations.  As of January 30, 2014, the Company had 80,782,390 shares of common stock issued and outstanding.  36,366,143 of the 80,782,390 shares issued and outstanding were held by affiliates.  As of January 3, 2014, the Company’s common stock had a closing price of $1.75 on the OTCQB, therefore the aggregate market value of the common equity held by non-affiliates of the Company was $77,728,432.25.

Item 16. Exhibits, page II-2

2.
We note your statement that “[t]hese representations and warranties were made solely for the benefit of the other parties to the applicable agreement.” Please revise to remove any inappropriate limitation on investors’ ability to rely on disclosure contained in the agreements filed with this registration statement.

Response:

The Company has revised its disclosure on page II-2 of the Registration Statement to read as follows:

A list of exhibits filed herewith is contained in the exhibit index that immediately precedes such exhibits and is incorporated herein by reference.

The agreements included as exhibits to this Registration Statement constitute disclosure under the federal securities laws. However, some of the agreements contain representations and warranties by the parties thereto which have been made for the benefit of other parties thereto and:
•	should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;
•	have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement;
•	may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and
•	were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments.

Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time. The undersigned registrant acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this Registration Statement not misleading. Additional information about the registrant may be found elsewhere in this Registration Statement and the registrant’s other public filings, which are available without charge through the SEC’s website at http://www.sec.gov. See “Where You Can Find Additional Information” for more information.

Exhibit 5.1 – Taft Stettinius & Hollister LLP

3.
To the extent that you are eligible to conduct delayed offerings pursuant to Rule 415, please confirm that you will file an appropriately unqualified opinion each time a takedown occurs. Please note that you may file the unqualified opinion under Rule 462(d) or under cover of Form 8-K. Please see Section II.B.2.a of Staff Legal Opinion No. 19.

Response:

We hereby confirm that once eligible to conduct delayed offerings pursuant to Rule 415, we will file an appropriately unqualified opinion each time a takedown occurs, either under Rule 462(d) or under cover of Form 8-K.

* * * * * * * * *

                The Company represents to the Securities and Exchange Commission and its Staff that the Company is responsible for the adequacy and accuracy of the disclosures in its filings. The Company further acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing. In addition, the Company will not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Thank you for your assistance with these matters. If you have any questions or comments, please contact me at your earliest convenience at (704) 287-5591.

Sincerely,

/s/ Dr. Steven C. Vick
Dr. Steven C. Vick
Chief Executive Officer

Cc: Harry Graves